Ballard Power Systems Inc.

# News Release

Ballard Power Systems
9000 Glenlyon Parkway
BurnabyBCV5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

**BALLARD**®

# Ballard Closes $5M Strategic Investment from Nisshinbo Holdings Inc.

**For Immediate Release – November 10, 2015**

**Vancouver, Canada** – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announced that it has successfully closed a $5 million strategic equity investment in the Company by Nisshinbo Holdings Inc., an "Environmental and Energy Company" Group in Japan, as previously announced by Ballard on October 27, 2015. The investment was made through a private placement subscription of 3,322,479 common shares issued from treasury at a price per share of $1.5049 (based on a 10-day volume weighted average price calculation).

The Company intends to use the proceeds from the financing for general corporate purposes, including the potential funding of future acquisitions or investments in complementary businesses, products or technologies.

The common shares issued are subject to a four-month hold period expiring on March 10, 2016 in accordance with applicable securities laws.

Nisshinbo Holdings Inc. provides low-carbon, optimized products across a range of business lines, including chemicals, precision instruments, electronics, automotive brakes, textiles and paper. Nisshinbo has supplied Ballard with compression molded bipolar flow field carbon plates for 20 years, for use in the manufacture of proton exchange membrane (PEM) fuel cells.

**About Ballard Power Systems**
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

**About Nisshinbo Holdings Inc.**
On the basis of its three-pronged corporate philosophy of "public entity", "consistent integrity", and "innovation", the Nisshinbo Group, as an "Environmental and Energy Company" Group, supplies solutions to address global environmental problems, which represent the biggest challenge to human society. Utilizing the diverse technologies accumulated so far, Nisshinbo is engaged in the electronics, automobile brakes, precision instruments, chemicals, textiles, papers, and real estate businesses with "wireless communications and electronics", "automotive parts and devices", "lifestyle and materials", and "new energy and smart society" the four strategic business domains. To learn more about Nisshinbo, please visit www.nisshinbo.co.jp/english/.

This release contains forward-looking statements concerning anticipated market growth drivers, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

Ballard Power Systems Inc.

# News Release

Ballard Power Systems
9000 Glenlyon Parkway
BurnabyBCV5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

**BALLARD**®

## Ballard Closes $5M Strategic Investment from Nisshinbo Holdings Inc.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com